(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NEW FIBER CLOTH TECHNOLOGY, INC.

Full Name of Registrant

 PARK HILL CAPITAL III CORP.

Former Name if Applicable

Wuqiao, South Hend Shengze Town

Address of Principal Executive Office (Street and Number)

Wujiang City, Jiangsu Province, China P.C. 215228

City, State and Zip Code

850789.1

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is unable to file its report on Form 10-K without undue burden or expense to the Company primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Lance Jon Kimmel (Name)	310 (Area Code)	557-3059 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its net income for the fiscal year ended December 31, 2007 will be approximately $4,598,876, compared to a net income of $4,586,393 for the fiscal year ended December 31, 2006. This increase in income is primarily attributable to increases in revenue in 2007. Specifically, the Registrant anticipates that net sales for the twelve-month period ended December 31, 2007 will have increased to approximately $57,653,930, compared to $45,027,749 for the twelve-month period ended December 31, 2006.  General and administrative expenses for the twelve-month period ended December 31, 2007 will have increased to approximately $730,493, compared to

850789.1

$609,885 for the twelve-month period ended December 31, 2006, primarily as a result of   increase in depreciation and amortization for new addition of assets and land use right during the year 2007. The Registrant further anticipates that net interest expenses will have increase to $816,687, compared to $679,245 for the twelve-month period ended December 31, 2007 as a result of increase in interest rate ranged from 6.39% to 10.368% during the year 2007.

NEW FIBER CLOTH TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ Yao Derong
	Name:	Yao Derong
	Title:	Chief Executive Officer

850789.1